EXHIBIT 99.2 ____________________________________ ANNOUNCEMENTS ____________________________________ FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a – 16 or 15d – 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom ____________________________________ Update — Routine announcements in the period to 10 September 2019 ____________________________________

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $45.00835 41.289672 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.09.03 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.09.04

2 September 2019 National Grid plc (National Grid) Voting Rights and Capital Update National Grid's registered capital as at 31 August 2019 consisted of 3,752,917,974 ordinary shares, of which, 272,455,722 were held as treasury shares; leaving a balance of 3,480,462,252 shares with voting rights. The figure of 3,480,462,252 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Contact: Z Burnell, Company Secretarial Assistant, (0207 004 3227).

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation ('MAR') relate to dividend reinvestments on behalf of PDMRs following the National Grid final dividend for Ordinary Shares and American Depositary Shares. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.08.19 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s)

$ 52.2690 USD 99 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.16 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.08.19 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Dean Seavers 2 Reason for the notification a) Position/status Executive Director, US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) $ 52.2690 USD 2,046 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.16 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.08.19 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification

a) Position/status Executive Director, UK b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities ("dividend reinvestment") c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.4921 763 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.15 f) Place of the transaction London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.08.19

Friday 16 August 2019 National Grid plc ('National Grid' or 'NG') NGG Finance plc Publication of Annual Report and Accounts - Group Company with Listed Debt In June 2019, in accordance with Listing Rule 9.6.1R, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority's document viewing facility - the National Storage Mechanism (NSM) - situated at: www.morningstar.co.uk/uk/NSM We confirm that the Annual Report in respect of NGG Finance plc (a NG Group subsidiary company with listed bonds) has been issued to shareholders. In accordance with Listing Rule 17.3.1, we confirm that a copy of the Annual Report for NGG Finance plc has also been submitted to and will shortly be available for public inspection at the NSM. The above document is also available electronically on the National Grid website at: www.nationalgrid.com Contact: Megan Barnes, Senior Assistant Company Secretary (020 7004 3325)

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notification made under article 19.1 of the Market Abuse Regulation ('MAR') relate to the National Grid final Ordinary scrip alternative, dividend reinvestment under the National Grid Share Incentive Plan (‘SIP’) and dividend reinvestment on behalf of PDMRs and CAPs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2019.08.16 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mrs. Anne Dawson 2 Reason for the notification a) Position/status CAP of Jonathan Dawson Non-executive Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme.

c) Price(s) and volume(s) Price(s) Volume(s) GBP 7.8974 1,535 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.14 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2019.08.16 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sir Peter Gershon 2 Reason for the notification a) Position/status Chairman b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 7.8974 351 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.14 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 7.8974 751 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.14 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2019.08.16 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lady Eileen Gershon

2 Reason for the notification a) Position/status CAP of Sir Peter Gershon Chairman b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 7.8974 193 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.14

f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2019.08.16 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sir Peter and Lady Eileen Gershon 2 Reason for the notification a) Position/status Chairman and CAP of Sir Peter Gershon b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01

b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme c) Price(s) and volume(s) Price(s) Volume(s) GBP 7.8974 2,710 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.14 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2019.08.16 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andrew Agg 2 Reason for the notification

a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the HMRC Approved Share Incentive Plan. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.4214 101 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.14 f) Place of the transaction London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2019.08.16 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the HMRC Approved Share Incentive Plan

c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.4214 156 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.14 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) under an ISA. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.4934 223 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2019.08.15 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2019.08.16

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Amanda Mesler 2 Reason for the notification a) Position/status Non-Executive Director, Independent b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Market purchase of National Grid securities c) Price(s) and volume(s) Price(s) Volume(s) £8.50233 1,500 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.15 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory. Date of notification: 2019.08.15